Exhibit 99

CONSOLIDATED NATURAL GAS COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended June 30, 2004
(millions)
Operating Revenue	$5,881

Operating Expenses	4,495

Income from operations	1,386

Other income	16

Interest and related charges	157

Income before income taxes	1,245

Income taxes	458

Income before cumulative effect of a change in Accounting principle	787

Cumulative effect of a change in accounting principle (net of income taxes of $5)	(6)

Net income	$ 781

The condensed consolidated earnings statement for the twelve months ended June 30, 2004 reflects the adoption of a new accounting standard, effective December 31, 2003, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, for its interests in special purpose entities.